RED OAK PARTNERS, LLC

304 Park Avenue South, 11th Floor | New York, New York 10010

 Telephone (212) 614-8952 | Facsimile (646) 390-6784

April 8, 2013

Attn: Perry Hindin

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Re:

SEC Response Letter to Red Oak Regarding Digirad Corporation Preliminary Proxy Statement, sent by SEC on April 4, 2013

Dear Mr. Hindin,

Thank you for your response letter dated April 4, 2013.  Please find below written detail regarding how Red Oak has responded to each of your comments:

1.

We have inserted the word “Preliminary” at the top of page 2, indicating that this is a preliminary proxy.

2.

The references to the Company’s preliminary proxy statement have been removed, as well as references made about Proposals 5 through 8, to reflect the Company’s definitive proxy filed on April 4, 2013.

3.

We have removed mention of owning more stock than all Directors and management combined, and  now state that we own more than all Directors combined, as verified by the Company’s and by our shareholder ownership tables in our respective proxies.  For reference, we previously commented that we owned more than Directors and go-forward management, because the company announced that its current CEO would be resigning as part of recently announced restructuring efforts.

4.

We have added information about the experience, qualifications, attributes, or skills that led to the conclusion that each nominee should serve as a Director, in light of the business structure.  Such information is disclosed underneath each nominees’ respective Bio within our proxy.

5.

We have disclosed the identity of the twenty firms referenced from our peer analysis, and also included the screen criteria along with information about the Company’s size relative to such screen criteria.  This information is included on page 10.

6.

We have removed the inadvertent disclosure.

Additionally, please note that we have made the following changes which may be worth mentioning:

In response to the Company’s changes in its Definitive Proxy with respect to the background of one of its Directors up for re-election, John Climaco, where the Company now disclosed that Mr. Climaco’s business is winding down and has no material assets, we have discussed that the Company originally omitted such disclosure and simply indicated that Mr. Climaco was the CEO of his firm in its preliminary proxy, and that it did not amend such disclosure until Red Oak disclosed in its proxy that Mr. Climaco’s business had sold its assets, there was no working phone number, and no working website, per publicly available information.

We have added share ownership information in Exhibits A and B regarding shares purchased by one of our nominees in the past two years, as well as regarding his current ownership.

We don’t believe we have made any other material changes (apart from grammatical cleanup).

Please don’t hesitate to call me at 212-614-8952 or email me at dsandberg@redoakpartners.com with any further questions.

Very truly yours,

Red Oak Partners, LLC

By:

______________________

David Sandberg

Managing Member